RMS

SEC MAIL PROCESSING
Received
FEB 28 2018
WASH, D.C.

18005827

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-67064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO Harris Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 S. LaSalle Street Floor 13 West
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie Lake 312-461-5126
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph Drive	Chicgo	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, Stephanie Lake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO Harris Financial Advisors, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNA L ENG
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
March 09, 2019

Stephanie Lake
Signature

Chief Financial Officer
Title

Anna L. Eng
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMO HARRIS FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of BMO Financial Corp.)

TABLE OF CONTENTS

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Harris Financial Advisors, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BMO Harris Financial Advisors, Inc. (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2006.

Chicago, Illinois
February 26, 2018

BMO HARRIS FINANCIAL ADVISORS, INC.
(A Wholly-Owned Subsidiary of BMO Financial Corp.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

Assets		
Cash	$	5,007,522
Receivable from clearing broker-dealer and organization		155,066
Receivable from affiliates		26,667
Securities owned, at fair value		18,208,886
Accounts receivable		1,177,668
Current income tax receivable - state		6,062
Deferred tax asset, net		2,894,393
Prepaid expenses		829,237
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation and amortization of $1,320,090		379,493
Intangible assets, less accumulated amortization of $313,165		155,885
Other assets		82,450
Total Assets	$	28,923,329
Liabilities		
Payable to affiliates	$	1,356,906
Accrued compensation and related benefits		11,033,343
Accounts payable and accrued expenses		722,413
Payable to clearing broker-dealer and organization		10,056
Principal short securities		337
Total Liabilities	$	13,123,055
Stockholder's Equity		
Common stock, no par value, 1.009 issued and outstanding; $1 par value, 2,358 issued and outstanding	$	2,358
Additional paid-in capital		16,616,109
Accumulated deficit		(818,193)
Total Stockholder's Equity	$	15,800,274
Total Liabilities and Stockholder's Equity	$	28,923,329

The accompanying notes are an integral part of these financial statements.

BMO HARRIS FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of BMO Financial Corp.)
Notes to Statement of Financial Condition
December 31, 2017

1. Organization and Description of Business

BMO Harris Financial Advisors, Inc., (the "Company") is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and a registered investment advisor with the Securities and Exchange Commission ("SEC"). The Company is a wholly owned subsidiary of BMO Financial Corp. ("BFC" or the "Parent"), a Delaware corporation, which is a wholly owned U.S. subsidiary of Bank of Montreal ("BMO").

The Company is in the business of providing brokerage services for retail customers, primarily investment advisory and financial planning services, to the Parent's customers through BMO Harris Bank N.A. ("BHB" or the "Bank") branch locations. The Company offers and sells mutual funds and variable annuities to its customers, which are cleared on both a direct and fully disclosed basis. The Company acts as an introducing brokerage firm in the offer and sale of equity and debt securities, which are cleared on a fully disclosed basis through Pershing LLC ("Pershing"), a wholly owned subsidiary of the Bank of New York Company, Inc. As part of a clearing agreement, Pershing provides the Company with certain back office support and clearing services. The Company also offers and sells life and long-term care insurance products to its customers.

2. Summary of Significant Accounting Policies

Basis of accounting

The Company maintains its financial records in U.S. dollars. These financial statements are prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

Use of estimates

The preparation of the financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash

Cash represents funds held in the Company's bank accounts for firm operating activities.

Securities owned, at fair value

Investment securities consist of United States Treasury Bills recorded at fair value in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 940, "*Financial Services – Brokers and Dealers*".

Receivable from and payable to clearing broker-dealer and organization

Receivable from clearing broker-dealer and organization consists of cash deposits of $105,000 and revenues earned from customer transactions conducted through the clearing broker of $50,066. Payable to clearing broker-dealer and organization consists of expenses incurred from customer transactions conducted through the clearing broker of $10,056.

Income taxes

FASB ASC Topic 740, "*Income Taxes*", establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact the Company's financial condition or the Company's results of operations.

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates or law is recognized as income or expense in the period including the enactment date.

The Company's Federal taxable income is included in a consolidated Federal tax return with the Parent and its eligible subsidiaries (consolidated group). The Company files separate state tax returns in certain states and is included with other affiliates in combined state tax returns in other states. The Company is party to a tax sharing agreement with its Parent, under which the Company records its provision for income taxes as if it were a separate company and shall receive payment from or make payment to members of the federal and state consolidated returns based upon its current tax benefit or liability.

Securities transactions

The Company buys and sells as agent for its customers on a fully disclosed basis. Securities transactions and the related commission revenues are recorded on a trade-date basis. Securities owned by the Company are carried at fair value.

Intangible assets

Intangible asset consists of customer relationships acquired during 2012 from a former affiliate in the amount of $469,050. The intangible asset is being amortized on an accelerated basis over a period of 16 years and the carrying value was $155,885 at December 31, 2017.

3. Fair Value Measurements

FASB ASC 820, "*Fair Value Measurement*", defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 is used to measure fair value. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with FASB ASC 820.

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

As of December 31, 2017, the Company's securities measured at fair value consisted of the following:

	Level 1	Level 2	Level 3	Total at Fair Value
Securities owned, at a fair value	$ 18,208,886	$ —	$ —	$ 18,208,886
Principal short securities	(337)			(337)
Total	$ 18,208,549	$ —	$ —	$ 18,208,549

Determination of fair value

Securities owned, at fair value and principal short securities are recorded at fair value based on prevailing market prices for securities. Cash, receivables from brokers, dealers and clearing organizations, and other receivables/payables are recorded at amounts that approximate fair value due to their highly liquid nature and short maturity.

4. Commitments and Contingencies

The Company leases office space and equipment under non-cancelable operating lease agreements with the Parent, which expire on an annual basis. The Company is committed to its currently leased space through October 2018. The minimum required rental payment under the current lease obligation, including taxes and operating expenses, is $947,499.

5. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets at December 31, 2017 are presented below:

Deferred tax assets:	
Deferred employee compensation	$ 902,042
State tax loss carryforwards	384,085
Employee Benefit plans	1,572,571
Other	68,654
Total deferred tax assets	$ 2,927,352
Deferred tax liabilities	
Depreciation	$ (32,959)
Gross deferred tax liabilities	(32,959)
Net deferred tax assets	$ 2,894,393

No valuation allowance exists at December 31, 2017 to offset a portion of the Company's state deferred tax assets and state tax loss carryforwards. Based upon available tax planning strategies and expectations as to future taxable income, Management believes the realization of the deferred tax assets, is more likely than not at December 31, 2017.

State tax loss carryforwards at December 31, 2017 of approximately $5,120,417 will expire in varying amounts in the years 2025 through 2026.

On December 22,2017 The Tax Cuts and Jobs Act of 2017 was signed into law, or enacted. This legislation reduced the corporate federal tax rate from 35% to 21% effective January 1,2018. Under ASC 740, the impact of a change in tax law and/or tax rates is required to be recognized in the period of enactment. As such, the Company's federal deferred tax assets and liabilities were revalued to reflect the new federal tax rate. The impact to the Company was a tax expense of $1,128,466 to reduce the value of its federal deferred tax asset.

At December 31, 2017, the Company had no unrecognized tax benefits. Interest and penalties related to unrecognized tax benefits are recognized as income tax expense by the Company. No penalties or interest have been recognized by the Company during 2017.

As of December 31, 2017, no audits are currently in process that would have a material impact on the Company's effective tax rate.

The Company is no longer subject to federal, state or local tax audits for the years prior to 2011.

6. Related-Party Transactions

The Company maintains its cash balances at the Bank. As of December 31, 2017, the cash balance at the Bank was $4,928,286. The Company incurred $50,842 of bank-related service costs.

Substantially all of the Company's financing transactions are entered into with the Parent or an affiliate of the Parent. Additionally, investment transactions are conducted with an affiliate of the Parent and related custodial services for these investments are with the Bank.

The Company received revenue from an affiliate as reimbursement for client fees waived on its product and for the use of the Company's processing platform. The receivable for the related party items at December 31, 2017 is $93,340.

The Company has entered into agreements with entities related through common ownership for various support services primarily relating to occupancy, communications, technology and operations, and corporate functions. The payable to affiliates for intercompany services at December 31, 2017 is $1,356,906.

7. Employee Benefit Plans

The Parent's U.S. eligible employees participate in retirement plans sponsored by BHB, a wholly owned subsidiary of the Parent. The Parent has grown over time and plan participants also include employees of The Parent's subsidiaries and the BMO U.S. Branch. To better align plan sponsorship with plan participants and the corporate structure, plan sponsorship was moved from BHB to the Parent effective January 1, 2017. The change does not affect the benefits that the participants have earned under the plans nor does it affect the security of the plan assets that are held in trust.

The Company is a participating entity in a noncontributory defined-benefit pension plan sponsored by BHB. The plan covers virtually all the Company's employees at December 31, 2017 that were hired prior to April 1, 2016. Certain employees participating in the plan are also covered by a supplemental unfunded retirement plan. The purpose of the supplemental plan is to extend full retirement benefits to individuals hired prior to April 1, 2016 without regard to statutory limitations for qualified funded plans.

On March 1, 2016, the Parent announced that it would no longer offer the defined benefit pension plan or supplemental unfunded retirement plan to employees hired on or after April 1, 2016 and that it would freeze the plans on March 1, 2017 for employees hired prior to April 1, 2016. The pension plan was amended effective April 1, 2016 to reflect the changes. In accordance with FASB ASU 2015-04, "Compensation – Retirement Benefits (Topic 715): Practical Expedient for the Measurement Date of an Employer's Defined Benefit Obligation and Plan Assets," the benefit obligation and plan assets were remeasured as of March 31, 2016. There was no material impact to the Company's financial position as a result of adopting this FASB ASU.

The policy for the plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Security Act, without regard to prior years' contributions in excess of the minimum.

The Company records liabilities related to its participation in the pension and supplemental unfunded retirement plans in the Statement of Financial Condition. The pension plan and supplemental unfunded retirement plan liabilities of the Company were $4,181,743 and $1,276,062, respectively, as of December 31, 2017.

The Company is a participating entity in the post-retirement medical plan sponsored by the Parent that provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. Effective December 31, 2007, the plan was changed to reflect expanded coverage available through Medicare and supplemental plans for retirees age 65 and older. Post-65 benefits for new hires and employees under age 35 were eliminated and corporate contributions for post-65 benefits for certain employees were reduced.

The Company records liabilities related to its participation in the post-retirement medical benefit plans in the Statement of Operations. The postretirement liabilities of the Company were $471,437 as of December 31, 2017.

The Company participates in a 401(k) defined contribution plan sponsored by BHB that is available to virtually all the Company's employees at December 31, 2017. The 401(k) employer matching contribution is based on the amount of eligible employee contributions. In addition, on March 1, 2016, the Parent introduced an automatic employer core contribution to the 401 (k) savings plan that begins immediately for employees hired on or after April 1, 2016 and began March 1, 2017 for employees hired prior to April 1, 2016.

The Parent also introduced a non-qualified defined contribution plan. The purpose of the plan is to extend additional retirement benefits to individuals without regard to certain statutory limitations for qualified defined contribution plans. The plan is effective January 1, 2017 for employees hired on or after April 1, 2016 and March 1, 2017 for employees hired prior to April 1, 2016.

8. Financial Instruments

Concentration of credit risk

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its clearing broker pursuant to a clearing agreement. The Company and the clearing broker review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

Market risk

The securities owned by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures.

9. Receivable from and Payable to Clearing Broker-Dealer and Organization

Amounts receivable from and payable to clearing broker-dealer and organization at December 31, 2017, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 50,066	$ (10,056)
Deposit with clearing broker-dealer and organization	105,000	
	$ 155,066	$ (10,056)

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2017, the Company's net capital of $10,190,547 was in excess of the minimum requirement by $9,315,699.

11. Subsequent Events

The Company performed an evaluation of subsequent events through February 26, 2018, the date financial statements were issued, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements as of December 31, 2017.